Form 51-102F3

Material Change Report

1.

Name and Address of Company

Titan Trading Analytics Inc.

18104 – 102nd Avenue

Edmonton, AB  T5S 1S7

2.

Date of Material Change

January 12, 2006

3.

News Release

January 12, 2006 via CCNMatthews.

4.

Summary of Material Change

Titan Trading Analytics Inc. (Titan) announced that David Terk, CPA, B.Sc. has been appointed Chief Financial Officer of Titan Trading USA.

In addition, Titan Trading USA has entered into a consulting agreement with Tony Robinson. Mr. Robinson will assist Titan Trading USA with foreign exchange trading and risk management.

5.

Full Description of Material Change

Titan announced that David Terk, CPA, B.Sc. has been appointed Chief Financial Officer of Titan Trading USA.

Mr. Terk holds a Certified Public Accountant’s license in the State of New York, and a Bachelor of Science in Accounting from the University of Maryland.  After three years in the field of public accounting, Mr. Terk entered the equity trading industry in 1997.  Mr. Terk formed the private equity trading firm Valkyrie Management Corporation, where he actively traded equities.  In 1998, Mr. Terk helped create Livetrade.com/Alex Moore Inc.  Livetrade became one of the first companies to bring direct access Level 2 trading to the Internet.  It was there Mr. Terk earned his series 27 license and served as the company’s Financial Operations Principal.  Mr. Terk brings eight years of trading experience, and ten years of accounting and financial operations experience to Titan.

In addition, Titan Trading USA has entered into a consulting agreement with Tony Robinson. Mr. Robinson will assist Titan Trading USA with foreign exchange trading and risk management.  Mr. Robinson formerly held the position of Chief Investment Officer with Attica Alternative Investments Ltd. (“Attica”).  Effective June 1, 2005, Mr. Robinson became a strategic adviser to Attica for their institutional clients.  Five years ago, Mr. Robinson was one of the founding members of Attica, an institutional hedge fund group based in London, England, now managing in excess of 500 million Euros for European institutional investors.  Prior to working with Attica, Mr. Robinson was in charge of global asset allocation for institutional clients, administered by Lombard Odier, a well-known private bank based in Switzerland.  Before that, Mr. Robinson held the position of Global Equity Strategist for the Guardian Capital Group of Toronto, Canada.  He has a M.A. in Economics from Cambridge University.

Titan Trading USA, LLC is a wholly owned subsidiary of Titan Trading Analytics Inc.

6.

Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

N/A

7.

Omitted Information

N/A

8.

Executive Officer

Ken W. Powell, President & CEO

Telephone:  780-930-7072

9.

Date of Report

January 12, 2006